Exhibit 99.1

News Release #54/2012
2012-11-23

Baja Mining Announces Boleo Project New Chief Operating Officer

Vancouver, November 23, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) is pleased to announce that Minera y Metalúrgica del Boleo S.A. de C.V. (“MMB”), its 49% owned Mexican company, has appointed Kyoung Jin Park as Chief Operating Officer.

Mr. Park will be responsible for directing the construction activities, commencing and managing the operation of the Boleo project.

“I am very pleased to join MMB, because this company has what needed to become one of the best mining operations in Mexico” said Mr. Park “MMB’s goal remain the same: complete construction of the process plant in order to commence copper production, while adhering to the highest safety standards”.

Mr. Park has worked for three world class companies and brings to the Project over 35 years of experience in development, execution, commissioning and operation of industrial projects. He has previously worked in Mexico and more specifically in the state of Tamaulipas.

For further information please contact Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This presentation contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on forward-looking information. Additional risks and uncertainties can be found in company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis in respect of the three month period ended March 31, 2012. Forward-looking statements are given only as at the date of this presentation and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.